                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of February, 2004

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 25, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

                                          Mitsubishi Tokyo Financial Group, Inc.


     BTM branches in Australia and New Zealand to assume all BTMA business:
            Liquidation of Bank of Tokyo-Mitsubishi (Australia) Ltd.

Tokyo, Feb 25, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate Bank of Tokyo-Mitsubishi (Australia) Ltd. (BTMA).

1. Outline of BTMA

   (1) Address: 1 Macquarie Place, Sydney, N.S.W. 2000, Australia
   (2) Managing Director: Soichi Asaba
   (3) Capital: Australian dollars 167 million
   (4) Business: Banking

2. Reason for Liquidation

   The business of BTMA's Auckland branch will be transferred to BTM's Auckland branch, which will open in March 2004. This will complete transfer of BTMA's continuing businesses to BTM branches and therefore it has been decided to liquidate BTMA.

3. Timing of liquidation

   Liquidation is expected by the end of September 2005.

4. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year.


                                *    *    *


For further information, please contact:
Seiji Itai, Chief Manager, Corporate Communications Office
Tel.: 81-3-3240-8136